FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 2, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations First quarter, year ending March 2025 (US GAAP) July 2024 Nomura Holdings, Inc. We aspire to create a better world by harnessing the power of financial markets © Nomura

Outline Presentation Financial Supplement Executive summary (p. 2) Overview of results (p. 3) Business segment results (p. 4) Wealth Management (p. 5-7) Investment Management (p. 8-9) Wholesale (p. 10-12) Non-interest expenses (p. 13) Robust financial position (p. 14) Consolidated balance sheet (p. 16) Value at risk (p. 17) Consolidated financial highlights (p. 18) Consolidated income (p. 19) Main revenue items (p. 20) Consolidated results: Income (loss) before income taxes by segment and region (p. 21) Segment “Other” (p. 22) Wealth Management related data (p. 23-26) Investment Management related data (p. 27-28) Wholesale related data (p. 29) Number of employees (p. 30) 1

Executive summary

FY2024/25 1Q highlights

Net revenue: Y454.4bn (+2% QoQ); Income before income taxes: Y102.9bn (+12% QoQ); Net income[1]: Y68.9bn (+21% QoQ); EPS[2]: Y22.36; ROE[3]: 8.1%

Three segment income before income taxes increased for five consecutive quarters to Y86.6bn
- Inflows into stable businesses lifted client assets; Wholesale continued to diversify revenues

- **Wealth Management income before income taxes at highest level in nine years since FY2015/16 1Q**
  - Further deepened segment-based approach and grew revenues in each segment
  - Asset management recurring business continued to grow with recurring revenue assets and recurring revenue at record high

- **Investment Management stable business revenue at highest level since division established in April 2021**
  - Net inflows lifted assets under management to record high of Y92.5trn
  - Continued to gain ground in private asset space as alternative assets under management topped Y2trn

- **Wholesale income before income taxes edged up QoQ**
  - Global Markets reported robust performance in Spread Products and Equities, while we continued to diversify our revenue streams
  - Investment Banking slowed from strong prior quarter on a dip in transactions executed and seasonal factors in Japan

Income (loss) before income taxes, and net income (loss)[1]


Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
46.3
56.7
78.7
92.1
102.9
23.3
35.2
50.5
56.8
68.9
FY2023/24 1Q
2Q
3Q
4Q
FY2024/25 1Q


Three segment income before income taxes
Wholesale
Investment Management
Wealth Management
(billions of yen)
28.7
60.5
70.5
77.1
86.6
FY2023/24 1Q
2Q
3Q
4Q
FY2024/25 1Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

2

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q QoQ YoY Net revenue 348.9 367.8 400.2 445.1 454.4 2% 30% Non-interest expenses 302.6 311.0 321.5 353.0 351.5 -0.4% 16% Income (loss) before income taxes 46.3 56.7 78.7 92.1 102.9 12% 122% Net income (loss)1 23.3 35.2 50.5 56.8 68.9 21% 3.0x EPS2 Y7.40 Y11.21 Y16.10 Y18.02 Y22.36 24% 3.0x ROE3 2.9% 4.3% 6.2% 6.8% 8.1% 1.Net income (loss) attributable to Nomura Holdings shareholders. 2.Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3.Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.3

Business segment results Net revenue and income (loss) before income taxes (billions of yen) FY2023/24 FY2024/25 1Q2Q3Q4Q1QQoQYoY Net revenue Wealth Management 92.1 98.9 102.6 108.8 114.0 5% 24% Investment Management 26.5 45.1 38.9 43.6 47.7 9% 80% Wholesale 190.9 204.1 217.0 254.2 244.8 -4% 28% Subtotal309.4 348.1 358.6 406.5 406.5 -0% 31% Other* 43.8 17.0 54.6 34.4 46.7 36% 7% Unrealized gain (loss) on investments in equity securities held for operating purpose-4.32.7-13.04.21.2-71%- Net revenue348.9367.8400.2445.1454.42%30% Income (loss) before income Wealth Management22.929.031.938.842.39%84% taxes Investment Management3.623.215.617.823.231%6.4x Wholesale2.18.323.020.621.1 3%10.1x Subtotal28.760.570.577.186.612%3.0x Other*21.9-6.521.210.815.140%-31% Unrealized gain (loss) on investments in equity securities held for operating purpose-4.32.7-13.04.21.2-71%- Income (loss) before income taxes46.356.778.792.1102.912%122% *Additional information on “Other” (FY2024/25 1Q) Loss related to economic hedging (Y2.9bn) Loss on changes to own and counterparty credit spread relating to Derivatives (Y0.6bn) 4

Wealth Management

Net revenue and income (loss) before income taxes

(billions of yen)	FY2023/24				FY24/25	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	92.1	98.9	102.6	108.8	**114.0**	**5%**	**24%**
Non-interest expenses	69.1	69.9	70.7	70.0	**71.7**	**2%**	**4%**
Income (loss) before income taxes	22.9	29.0	31.9	38.8	**42.3**	**9%**	**84%**

Breakdown of net revenue



(billions of yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2023/24				FY24/25	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Recurring revenue[1]	34.2	38.9	38.6	41.8	**45.8**	**10%**	**34%**
Flow revenue, etc.[2]	57.8	60.1	64.0	67.0	**68.2**	**2%**	**18%**
Net revenue	92.1	98.9	102.6	108.8	**114.0**	**5%**	**24%**

Key points

Net revenue: Y114bn (+5% QoQ; +24% YoY)
Income before income taxes: Y42.3bn (+9% QoQ; +84% YoY)

- Income before income taxes at highest level in nine years since FY2015/16 1Q
  - Continued to develop segment-based approach, growing revenues in each segment
  - Asset management recurring revenue business continued to gain traction, lifting recurring revenue to record high
  - Continued to stabilize earnings structure by controlling costs centered on non-personnel expenses, resulting in an increase in recurring revenue cost coverage ratio to 64%

Recurring revenue

- Net inflows drove recurring revenue assets to record high of Y24.3trn
- Recurring revenue up 10% QoQ driven by higher fees from investment trusts and discretionary investments

Flow revenue, etc.

- Flow revenue, etc. grew by 2% QoQ on an uptick in investment trust transactions and an increase in insurance contracts

Growth of client assets	FY2023/24 4Q	FY2024/25 1Q
Investment trust net inflows[3]	+Y243.2bn	+Y307.7bn
Discretionary investment net inflows[3]	+Y9.4bn	+Y96.5bn
Net inflows of cash and securities[4]	-Y655.5bn	+Y802.9bn
Recurring revenue cost coverage ratio[5]	60%	64%

1. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).* 2. *Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans.* 3. *Excludes Corporate section. Figures for FY2023/24 4Q have been revised following a change in definition in FY2024/25 1Q.*
4. *Cash and securities inflows minus outflows, excluding regional financial institutions.* 5. *Recurring revenue divided by non-interest expenses.*

5

Wealth Management: Total sales increased underpinned by diverse product and service offering Total sales1 Discretionary investments, Insurance products Investment trusts Bonds Stocks (billions of yen) 7,000.0 6,000.0 5,000.0 4,000.0 3,000.0 2,000.0 1,000.0 0.0 FY2023/24 1Q 2Q 3Q4Q FY2024/25 1Q Total sales1 increased 9% QoQ Stocks: +7% QoQ – Increased due to contribution from tender offer (over Y1trn), but excluding that Japan secondary stock sales slowed QoQ – Primary stock subscriptions1 declined 8% QoQ to Y81.8bn Bonds: -7% QoQ – Sales of foreign bonds declined in absence of primary transactions Investment trusts: +27% QoQ – Market rally led to improved client sentiment and higher sales of US stock and global stock funds Discretionary investments: +60% QoQ Stocks2,788.53,484.83,146.74,491.34,785.8 Bonds2651.5746.8617.8749.3695.6 Investment trusts597.4619.8605.0764.2971.0 Discretionary Investments101.1126.0118.9125.5200.8 Insurance120.9120.5164.982.0113.3 Total sales14,259.45,097.94,653.46,212.26,766.6 – Strong growth in SMA contracts mainly with high-net-worth clients Insurance: +38% QoQ – Stronger sales of insurance products due to demand for retirement funds and estate planning as US interest rates remain high 1.Excludes Corporate section and Workplace Solution Department. 2.Following a revision to the scope of bond sales, figures prior to FY2023/24 1Q have been reclassified to meet the new definition.6

Wealth Management: KPI summary Net inflows of recurring revenue assets1 Recurring revenue assets and recurring revenue2 Higher net inflows of recurring revenue assets primarily into investment trusts and discretionary investments thanks to broad product and service offering Recurring revenue assets above March 2025 target (Y22.3trn), while recurring revenue reached record high (billions of yen) 500.0 Wealth Management total Excluding Corporate section 488.2 (trillions of yen) (billions of yen) Recurring revenue assets Recurring revenue (rhs) 400.0 300.0 200.0 186.4 226.1 242.5 238.3 141.1 344.3 227.3 387.9 25.0 20.0 34.238.938.6 41.845.8 24.3 50.0 40.0 100.0 0.0 107.4 FY2023/24 FY2024/25 15.0 10.0 20.320.221.023.0 FY2023/24 FY2024/25 30.0 20.0 1Q2Q3Q4Q1Q Jun/1QSep/2Q Dec/3QMar/4Q Jun/1Q Flow business clientsWorkplace services Increased in-person and remote contact by Sales Partners and higher use of apps and other digital tools led to an increase in flow business client numbers YoY (thousands) Steady growth in provision of workplace services driven by ESOP as we see benefits of strengthening approach to corporates and employees and executives. Achieved FY2024/25 target of 3.66 million ahead of schedule (thousands) 1,800 1,600 1,000 925 1,247 1,456 1,692 3,800 3,600 3,400 3,200 3,5553,5653,5973,627 3,732 800 896 FY2023/24FY2024/25 3,000 JunSepDecMar FY2023/24 JunSep DecMar FY2024/25 Jun 1.Excludes investment trust distributions, and investment trust net inflows in level fee accounts. Figures from before FY2023/24 4Q have been reclassified following a change in definition of net inflows of recurring assets in FY2024/25 1Q. 2.Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).7

Investment Management

Net revenue and income (loss) before income taxes

(billions of yen)	FY2023/24				FY24/25	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	26.5	45.1	38.9	43.6	**47.7**	**9%**	**80%**
Non-interest expenses	22.9	21.9	23.3	25.8	**24.5**	**-5%**	**7%**
Income (loss) before income taxes	3.6	23.2	15.6	17.8	**23.2**	**31%**	**6.4x**

Breakdown of net revenue



(billions of yen)
Investment gain/loss
Business revenue
60.0
40.0
20.0
0.0
-20.0

	FY2023/24				FY24/25	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Business revenue[1]	32.5	33.4	33.3	38.0	**39.1**	**3%**	**20%**
Investment gain/loss[2]	-6.0	11.7	5.6	5.6	**8.6**	**54%**	**-**
Net revenue	26.5	45.1	38.9	43.6	**47.7**	**9%**	**80%**

Key points

Net revenue: Y47.7bn (+9% QoQ; +80% YoY)
Income before income taxes: Y23.2bn (+31% QoQ; 6.4x YoY)

- Stable business revenue at highest level since division established in April 2021
  - Net inflows of Y950bn lifted AuM to record high of Y92.5trn
- Investment gain/loss increased on contributions from valuation gains and dividends from Nomura Capital Partners portfolio companies

Business revenue

- Net revenue: Y39.1bn (+3% QoQ; +20% YoY)
  - Asset management business delivered strong performance with AuM remaining elevated throughout the quarter, while asset management fees grew significantly on continued inflows into active funds and private assets across diverse distribution channels
  - Nomura Babcock & Brown had another robust quarter but slowed from the strong previous quarter

Investment gain/loss

- Net revenue: Y8.6bn (+54% QoQ)
  - Unrealized gain/loss from Nomura Capital Partners doubled QoQ
  - American Century Investments related valuation gain/loss grew slightly

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss.*

8

Assets under management (net)1 (trillions of yen) 100.0 Investment advisory and international businesses, etc. Investment trust business 89.0 92.5 78.5 Assets under management at record high of Y92.5trn Investment trust business Net inflows: Investment trusts (excl. ETFs, MRFs, etc.) Y410bn; ETFs 80.0 60.0 40.0 76.1 76.5 21.121.422.2 24.426.1 Y150bn; MRFs, etc. Y140bn Investment trusts (excl. ETFs, MRFs, etc.): Inflows across diverse distribution channels into balanced funds, global stock funds and private assets ETFs: Inflows into Japan stocks and foreign bonds 20.0 0.0 55.055.156.464.666.4 Investment advisory and international businesses Won mandates in Japan for foreign and Japan stocks l business booked inflows into US high yield bond and global Net inflows2Steady growth in alternative AuM3 (billions of yen) 2,000 1,500 1,713 1,064 Investment advisory and international businesses, etc. Investment trust business 1,128 951 (billions of yen) 2,500 2,000 1,500 1,5441,6821,648 1,861 2,130 1,000 500 0 -500 593 649475 FY2023/24 118 385 -60 326 347256 780695 FY2024/25 1,000 500 0 FY2023/24 FY2024/25 1Q2Q 3Q4Q1Q JunSep DecMar Jun 1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management Division. 2. Based on assets under management (net).3. Total of Nomura Asset Management alternative AuM and third party investments related to assets under management of asset management companies under Investment Management Division.9

NOMURA

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)	FY2023/24				FY24/25	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	190.9	204.1	217.0	254.2	**244.8**	**-4%**	**28%**
Non-interest expenses	188.7	195.8	194.0	233.6	**223.7**	**-4%**	**19%**
Income (loss) before income taxes	2.1	8.3	23.0	20.6	**21.1**	**3%**	**10.1x**
CIR	*99%*	*96%*	*89%*	*92%*	***91%***		
Revenue/modified RWA[1]	*6.2%*	*6.4%*	*6.7%*	*7.9%*	***7.3%***		

Key points

Net revenue: Y244.8bn (-4% QoQ; +28% YoY)
Income before income taxes: Y21.1bn (+3% QoQ; 10.1x YoY)

Net revenue remained strong despite slowing QoQ

- In Global Markets, Macro Products was flat QoQ, while Spread Products revenues reported strong growth driven by US Securitized Products and Japan Credit business; Equities booked higher revenues in Execution Services on the back of robust global equity markets
- Investment Banking slowed from particularly strong prior quarter, but Japan M&A delivered stronger revenues by supporting multiple large transactions

Expenses declined QoQ as last quarter's loss provision[2] and year-end factors were no longer present this quarter, more than offsetting an increase in commissions and floor brokerage and severance-related expenses

Net revenue by business line

(billions of yen)


Investment Banking
Global Markets
200.0
100.0
0.0

	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q	QoQ	YoY
Global Markets	160.4	170.7	171.6	204.4	**207.7**	**2%**	**29%**
Investment Banking	30.5	33.4	45.4	49.8	**37.2**	**-25%**	**22%**
Net revenue	190.9	204.1	217.0	254.2	**244.8**	**-4%**	**28%**

Net revenue by region

(billions of yen)


250.0
200.0
150.0
100.0
50.0
0.0
64.2
30.3
27.2
69.2
69.2
34.1
34.5
66.2
82.1
34.4
37.9
62.6
98.4
40.7
44.2
71.0
94.6
37.0
39.4
73.9
Americas
EMEA
AEJ
Japan
FY2023/24 1Q
2Q
3Q
4Q
FY2024/25 1Q

1. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*
2. *Loss provision arising from settlement failures with a broker counterparty (approx. Y14bn).*

10

Wholesale: Global Markets

Net revenue

(billions of yen)



200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q	QoQ	YoY
Fixed Income	97.4	96.9	103.5	122.6	**125.6**	**3%**	**29%**
Equities	63.0	73.8	68.2	81.9	**82.0**	**0.2%**	**30%**
Global Markets	160.4	170.7	171.6	204.4	**207.7**	**2%**	**29%**

Key points

Net revenue: Y207.7bn (+2% QoQ; +29% YoY)

- Fixed Income revenues grew 3% QoQ driven by stronger revenues in Spread Products such as Credit and Securitized Products
- Equities revenues remained roughly unchanged QoQ as higher revenues in Execution Services offset a slowdown in Equity Products

Fixed Income

- Net revenue: Y125.6bn (+3% QoQ; +29% YoY)
  - Macro Products: Rates revenues increased on uptick in client activity in Japan, while Americas and EMEA revenues slowed QoQ as investors remained on the sidelines
  - Spread Products: Securitized Products continued to maintain strong momentum with revenue growth in Americas from higher origination activity and secondary trading businesses. Increase in Credit revenues driven by Japan on strong demand for yield products due to Japan versus overseas interest rate differentials

Equities

- Net revenue: Y82bn (+0.2% QoQ; +30% YoY)
  - Equity Products: Americas and EMEA booked stronger revenues on robust performance in financing and derivatives, while Japan and AEJ slowed from strong previous quarter
  - Execution Services: Strength in Americas and EMEA performance from successfully tapping client flows. Japan revenues remained elevated for four consecutive quarters

1.International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

11

NOMURA

Wholesale: Investment Banking

Net revenue

(billions of yen)


40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q	QoQ	YoY
30.5	33.4	45.4	49.8	37.2	-25%	22%

Key points

Net revenue: Y37.2bn (-25% QoQ; +22% YoY)

- Advisory had a strong quarter in Japan, but slowed internationally
- Financing and Solutions, etc.[1] saw slower revenues in Japan ECM QoQ due to seasonal factors, while ALF also slowed from strong previous quarter

Advisory

- Completed M&A transactions contributed to Japan revenues as we responded to diverse needs of clients including delistings, business reorganizations and cross-border transactions
- International revenues slowed from strong prior quarter, but client interactions remained robust

Financing and Solutions, etc.[1]

- In ECM we executed multiple follow-on offerings and convertible bond issuances, retaining the top spot in the Japan-related ECM league table[2]
- DCM revenues dipped slightly but remained solid

Leveraged Japan strengths on multiple high-profile deals

Advisory

Collaborated across regions to win multiple cross-border mandates

Major transactions

- Sale of Infocom by **Teijin** to Blackstone (US) (Y237.9bn)
- Sale of Alps Logistics by **Alps Alpine** to Logisteed (former Hitachi Transport System), a KKR company (Y166.3bn)
- Business alliance between **KDDI** and Skydio (US) ($64m)
- **Isetan Mitsukoshi Holdings** acquisition of minority shares to turn Isetan Singapore into wholly owned subsidiary (SGD140m)
- Capital and business alliance between **Cosel** and Lite-On Technology (Taiwan) including third-party allotment (Y12bn)
- Sale of **Unison Energy (US)** to Tiger Infrastructure Partners (US) (undisclosed)
- Sale of Systra (France) shares held by **Societe Nationale SNCF (France)** (undisclosed)

Financing

Supported clients' global fundraising needs driven by robust Japan ECM

Major transactions

- **Rohm:** Euro-Yen CB (Y200bn)
- **MODEC:** Public offering (Y66.4bn)
- **EXEDY:** Public offering (Y36.8bn)
- **Hoshino Resorts REIT:** Public offering (green equity offering) (Y18.7bn)
- **Aadhar Housing Finance (India):** IPO (INR30bn)
- **Asahi Group Holdings:** Euro-denominated bonds (€1bn)
- **SoftBank Group:** Retail bonds (Y550bn)
- **International Development Association:** Sustainable development bonds ($4bn)
- **Asian Development Bank:** US dollar-denominated bonds ($3.5bn)
- **Republic of Indonesia:** Samurai bonds (Y200bn)
- **UKG (US):** Refinancing ($950m)

1. *ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product.*
2. *Source: LSEG, Jan – Jun 2024*

12

NOMURA

Non-interest expenses


(billions of yen)
Full year
Quarter
(billions of yen)
1,500
1,000
500
0
400
200
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,186.1
1,288.2
302.6
311.0
321.5
353.0
351.5

	FY2022/23	FY2023/24	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q	QoQ
Compensation and benefits	605.8	673.5	158.7	167.1	170.6	177.1	**184.5**	**4.2%**
Commissions and floor brokerage	119.2	137.3	31.4	34.3	34.3	37.3	**43.6**	**16.9%**
Information processing and communications	209.5	217.1	52.8	53.6	54.3	56.3	**55.8**	**-1.0%**
Occupancy and related depreciation	66.9	68.7	16.6	17.5	16.8	17.8	**17.6**	**-1.0%**
Business development expenses	22.6	24.2	6.1	5.4	6.2	6.5	**6.6**	**0.5%**
Other	162.0	167.2	37.0	33.1	39.3	57.9	**43.4**	**-25.1%**
Total	1,186.1	1,288.2	302.6	311.0	321.5	353.0	**351.5**	**-0.4%**

Key points

Non-interest expenses: Y351.5bn (-0.4% QoQ)

- Compensation and benefits (+4% QoQ)
  - Increased due mainly to yen depreciation from last quarter
  - Also pushed up by higher fixed pay and severance-related expenses
- Commissions and floor brokerage (+17% QoQ)
  - Increase driven by higher trading volumes
- Other expenses (-25% QoQ)
  - Last quarter included a loss provision arising from settlement failures with a broker counterparty (Y14bn)

13

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2024	Jun 2024
Total assets	Y55.1trn	**Y59.7trn**
Shareholders' equity	Y3.4trn	**Y3.5trn**
Gross leverage	16.5x	**17.3x**
Net leverage[1]	10.2x	**11.0x**
Level 3 assets (net)	Y1.0trn	**Y1.3trn**
Liquidity portfolio	Y8.4trn	**Y9.0trn**

(billions of yen)

Basel 3 basis	Mar 2024	Jun 2024[2]
Tier 1 capital	3,468	**3,537**
Tier 2 capital	0.5	**0.5**
Total capital	3,468	**3,538**
RWA	18,976	**20,245**
Tier 1 capital ratio	18.2%	**17.4%**
CET 1 capital ratio[3]	16.2%	**15.6%**
Consolidated capital adequacy ratio	18.2%	**17.4%**
Consolidated leverage ratio[4]	5.24%	**4.93%**
HQLA[5]	Y6.5trn	**Y6.3trn**
LCR[5]	202.7%	**214.8%**
TLAC ratio (RWA basis)	33.0%	**32.1%**
TLAC ratio (Total exposure basis)	10.4%	**9.9%**

RWA and CET 1 capital ratio[3]


(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
16.6%
16.5%
16.3%
16.2%
15.6%
FY2023/24 Jun
Sep
Dec
Mar
FY2024/25 Jun

Changes in RWA[2]


(trillions of yen)
20.0
15.0
10.0
5.0
0.0
19.0
2.8
6.4
9.8
0.4
0.9
-0.0
20.2
2.8
7.2
10.2
Operational risk
Market risk
Credit risk
Mar 2024
Jun 2024

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity. 2. Jun 2024 is preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.

14

Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen) Assets Mar 31, 2024 Jun 30, 2024 Increase (Decrease) Liabilities Mar 31, 2024 Jun 30, 2024 Increase (Decrease) Total cash and cash deposits 5,155 4,806 -349 Short-term borrowings 1,055 1,186 131 Total payables and deposits 6,490 6,845 355 Total loans and receivables 6,834 7,343 510 Total collateralized financing 19,397 20,762 1,365 Trading liabilitieso10,891 12,558 1,667 Total collateralized agreements 20,995 21,700 705 Other liabilities 1,415 1,595 180 Long-term borrowings 12,452 13,232 780 Total trading assets and private equity and debt investments1 19,657 23,080 3,423 Total liabilities 51,699 56,178 4,479 Total other assets1 2,507 2,812 305 Equity Total NHI shareholders’ equity 3,350 3,463 113 Noncontrolling interest 98 100 2 Total assets 55,147 59,741 4,594 Total liabilities and equity 55,147 59,741 4,594 1. Including securities pledged as collateral.16

Value at risk Definition 95% confidence level 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered From April 1, 2023, to June 30, 2024 (billions of yen) Maximum:6.9 Minimum:5.2 Average:6.0 (billions of yen) FY2022/23 MarFY2023/24 MarFY2023/24 Jun Sep Dec MarFY2024/25 Jun Equity 3.3 3.3 3.2 3.0 3.6 3.3 3.2 Interest rate 4.7 2.6 4.6 3.5 2.8 2.6 2.6 Foreign exchange 1.4 2.1 2.3 1.7 2.3 2.1 2.4 Sub-total 9.4 8.0 10.1 8.2 8.7 8.0 8.2 Diversification benefit -3.2 -2.5 -3.9 -2.7 -2.9 -2.5 -2.9 VaR 6.2 5.5 6.2 5.5 5.8 5.5 5.3 17

Consolidated financial highlights (billions of yen) Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders ROE(%) 200 150 100 50 92.8 3.1% 165.9 5.1% 10% 8% 6% 4% 2% 100 75 50 25 23.3 2.9% 35.2 3.6% 50.5 4.5% 56.8 5.1% 8.1% 68.9 10% 8% 6% 4% 2% 0 FY2022/23 0% FY2023/24 0 FY2023/24 0% FY2024/25 1Q 2Q 3Q 4Q 1Q Net revenue1,335.61,562.0348.9367.8400.2445.1454.4 Income (loss) before income taxes149.5273.946.356.778.792.1102.9 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 92.8165.923.335.250.556.868.9 Total NHI shareholders’ equity3,148.63,350.23,265.43,291.43,279.53,350.23,463.0 ROE (%)13.1%5.1%2.9%3.6%4.5%5.1%8.1% Basic-Net income (loss) attributable to NHI shareholders per share (yen) Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 30.8654.977.7111.6116.7718.9223.33 29.7452.697.4011.2116.1018.0222.36 Total NHI shareholders’ equity per share (yen)1,048.241,127.721,071.381,092.031,087.951,127.721,172.07 1.Quarterly ROE is calculated using annualized year-to-date net income.18

NOMURA

Consolidated income

(billions of yen)

	FY2022/23	FY2023/24	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q
Revenue							
Commissions	279.9	364.1	82.8	88.9	85.7	106.7	**102.8**
Fees from investment banking	113.2	173.3	31.1	38.6	55.2	48.3	**41.3**
Asset management and portfolio service fees	271.7	310.2	71.8	76.7	77.5	84.2	**90.3**
Net gain on trading	563.3	491.6	115.6	116.6	125.1	134.4	**132.0**
Gain (loss) on private equity and debt investments	14.5	11.9	6.9	1.1	1.9	2.0	**3.2**
Interest and dividends	1,114.7	2,620.9	549.7	658.5	686.3	726.4	**788.6**
Gain (loss) on investments in equity securities	-1.4	9.6	4.8	2.8	-3.4	5.4	**1.4**
Other	130.9	175.8	30.8	29.5	52.1	63.4	**58.4**
Total revenue	2,486.7	4,157.3	893.4	1,012.7	1,080.5	1,170.8	**1,217.9**
Interest expense	1,151.1	2,595.3	544.4	644.9	680.3	725.7	**763.4**
Net revenue	1,335.6	1,562.0	348.9	367.8	400.2	445.1	**454.4**
Non-interest expenses	1,186.1	1,288.2	302.6	311.0	321.5	353.0	**351.5**
Income (loss) before income taxes	149.5	273.9	46.3	56.7	78.7	92.1	**102.9**
Net income (loss) attributable to NHI shareholders	92.8	165.9	23.3	35.2	50.5	56.8	**68.9**

19

Main revenue items (billions of yen) FY2022/23 FY2023/24 FY2023/24 FY2024/25 Commissions 1Q 2Q 3Q 4Q 1Q Stock brokerage commissions 190.8 242.7 55.2 58.3 56.4 72.7 64.9 Other brokerage commissions 17.9 15.6 4.0 4.0 3.9 3.8 4.1 Commissions for distribution of investment trusts 30.3 56.2 13.4 14.0 13.1 15.7 20.3 Other 41.0 49.5 10.1 12.6 12.3 14.5 13.4 Total 279.9 364.1 82.8 88.9 85.7 106.7 102.8 Fees from Investment banking Asset Management and portfolio service fees Equity underwriting and distribution18.9 45.5 4.5 13.1 17.9 9.9 7.4 Bond underwriting and distribution21.1 27.5 5.3 5.2 7.9 9.0 8.8 M&A / Financial advisory fees 53.9 61.6 13.6 10.0 21.0 17.0 16.6 Other 19.3 38.8 7.6 10.3 8.4 12.4 8.4 Total 113.2 173.3 31.1 38.6 55.2 48.3 41.3 Asset management fees 171.3 193.5 45.2 47.6 48.1 52.5 55.9 Administration fees 76.2 88.2 20.0 22.0 22.2 23.9 26.5 Custodial fees 24.2 28.5 6.6 7.0 7.2 7.7 8.0 Total 271.7 310.2 71.8 76.7 77.5 84.2 90.3 20

Consolidated results: Income (loss) before income taxes by segment and region Adjustment of consolidated results and segment results: Income (loss) before income taxes (billions of yen) Geographic information: Income (loss) before income taxes1 (billions of yen) FY2022/23 FY2023/24 FY2023/24FY2024/25 1Q2Q3Q4Q1Q Americas-51.714.7-19.913.17.114.313.3 Europe9.2-33.1-5.9-9.20.8-18.8-4.8 Asia and Oceania31.023.81.92.510.19.38.4 Subtotal-11.55.4-23.96.518.04.817.0 Japan161.0268.570.350.260.787.386.0 Income (loss) before income taxes149.5273.946.356.778.792.1102.9 1.Geographic information is based on U.S. GAAP. Nomura’s revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.21

Segment “Other” Income (loss) before income taxes (billions of yen) 90 73.4 60 47.4 30 21.9 21.2 10.8 15.1 0 1 2345 -6.5 -30 FY2022/23 FY2023/24 FY2023/24 FY2024/25 Net gain (loss) related to economic 1Q 2Q 3Q 4Q 1Q -4.8 2.0 3.4 -8.9 7.6 0.0 -2.9 hedging transactions Realized gain (loss) on investments in equity 28.4 21.0 8.2 0.0 11.8 1.0 - securities held for operating purposes Equity in earnings of affiliates 47.7 46.4 13.7 9.0 8.8 14.9 14.8 Corporate items -12.6 -12.0 1.9 1.4 -6.5 -8.9 5.5 Others 14.7 -10.1 -5.3 -8.0 -0.5 3.8 -2.3 Income (loss) before income taxes 73.4 47.4 21.9 -6.5 21.2 10.8 15.1 22

Wealth Management related data (1) (billions of yen) FY2022/23 FY2023/24 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q QoQ YoY Commissions112.5173.541.341.941.149.149.81.5%20.6% Of which, stock brokerage commission50.980.219.118.817.225.119.1-24.2%-0.4% Of which, commissions for distribution of investment trusts 30.254.913.413.513.115.020.235.1%51.3% Sales credit 44.2 55.9 12.8 14.9 14.3 14.0 14.5 3.8% 14.1% Fees from investment banking and other 16.2 23.1 3.8 5.1 9.1 5.1 4.4 -12.6% 16.5% Investment trust administration fees and other 108.1 124.4 28.4 31.0 31.2 33.9 37.5 10.8% 32.0% Net interest revenue 19.3 25.5 5.8 6.1 6.9 6.7 7.7 14.3% 32.5% Net revenue 300.2 402.4 92.1 98.9 102.6 108.8 114.0 4.8% 23.8% Non-interest expenses 266.7 279.7 69.1 69.9 70.7 70.0 71.7 2.4% 3.8% Income before income taxes 33.5 122.7 22.9 29.0 31.9 38.8 42.3 9.0% 84.2% Domestic distribution volume of investment trusts 2,111.03,271.8726.7820.5757.6966.91,203.524.5%65.6% Stock investment trusts1,560.32,525.9607.9626.6627.3664.0955.643.9%57.2% Foreign investment trusts550.7745.9118.8193.9130.3302.9247.9-18.2%108.6% Other Sales of JGBs for individual investors (transaction base) 23

Wealth Management related data (2) Wealth Management client assets (trillions of yen) Other Foreign investment trusts Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities 160 120 80 40 0 122.2 153.5 133.3 134.4 135.9 153.5153.5 FY2022/23FY2023/24 FY2023/24 FY2024/25 Mar Mar Jun Sep Dec Mar Jun Equities 78.0 102.5 86.6 87.7 87.9 102.5 100.6 Foreign currency bonds 5.3 6.4 5.7 5.8 6.0 6.4 6.8 Domestic bonds1 13.2 13.7 13.3 13.3 13.5 13.7 13.7 Stock investment trusts 10.2 13.3 11.3 11.2 11.9 13.3 14.2 Bond investment trusts 6.8 7.3 7.2 7.1 7.1 7.3 7.3 Foreign investment trusts 1.2 1.8 1.4 1.5 1.5 1.8 2.0 Other2 7.5 8.6 7.8 7.8 8.0 8.6 8.9 Total 122.2 153.5 133.3 134.4 135.9 153.5 153.5 1. Including CBs and warrants.2.Including annuity insurance.24

Wealth Management related data (3) Net inflows of cash and securities1 (billions of yen) 1,600 Wealth Management total Retail only Wealth Management total Retail only 1,200 800 400 0 720 194 1,273 755 352 357 238 90 1,220 290 138 803 460 -400 -800 -656 FY2022/23 FY2023/24FY2023/24FY2024/25 1Q2Q3Q4Q1Q Wealth Management total7201,2733523571,220-656803 Retail only219475523890290138460 Inflows of cash and securities 34,6235,3051,2511,1991,4261,4301,750 1.Cash and securities inflows minus outflows, excluding regional financial institutions. 2.Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Figures from before FY2023/24 4Q have been reclassified following a change in definition in FY2024/25 1Q. 3.Retail Only. Figures from before FY2023/24 4Q have been reclassified following a change in definition in FY2024/25 1Q.25

Wealth Management related data (4) Number of accounts (thousands) FY2022/23 Mar FY2023/24 MarFY2023/24 Jun Sep Dec MarFY2024/25 Jun Accounts with balance 5,353 5,496 5,395 5,396 5,448 5,496 5,524 Equity holding accounts 2,993 2,972 2,976 2,962 2,964 2,972 2,978 NISA accounts opened1 1,632 1,780 1,681 1,699 1,758 1,780 1,745 Online service accounts 5,208 5,582 5,297 5,377 5,476 5,582 5,655 New Individual accounts / IT share2 (thousands) FY2022/23 FY2023/24 FY2023/24 FY2024/25 1Q 2Q 3Q 4Q 1Q New individual accounts 199 334 60 88 87 99 83 IT share2 No. of orders 85% 84% 84% 84% 83% 84% 84% Transaction value 59% 59% 58% 58% 59% 59% 58% 1.Junior NISA accounts are not included from the figure at the end of June 2024. 2.Ratio of cash stocks traded via online service.26

Investment Management related data (1) Net revenue and income (loss) before income taxes (bill Asset under management by company1 (tril 1. From June 2024, assets under management (gross) of Nomura Asset Management and Group company overlap assets decreased similarly due to the reorganization in the Americas made on April 1, 2024. 2. Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management Division. 3.Net after deducting duplications from assets under management (gross).27

NOMURA

Investment Management related data (2)

Asset inflows/outflows by business[1]

(billions of yen)	FY2022/23	FY2023/24	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q
Investment trusts business	156	1,845	649	475	-60	780	**695**
of which ETFs	-250	473	42	266	-131	296	**145**
Investment advisory and international businesses	-916	1,915	1,064	118	385	347	**256**
Total net asset inflow	-760	3,760	1,713	593	326	1,128	**951**

Domestic public investment trust market and Nomura Asset Management market share[2]

(trillions of yen)	FY2022/23 Mar	FY2023/24 Mar	FY2023/24 Jun	Sep	Dec	Mar	FY2024/25 Jun
Domestic public investment trusts							
Market	166.2	227.0	187.5	189.1	196.9	227.0	**237.4**
Nomura Asset Management share (%)	27%	26%	27%	27%	26%	26%	**26%**
Domestic public stock investment trusts							
Market	152.2	211.0	171.7	173.4	181.3	211.0	**221.6**
Nomura Asset Management share (%)	25%	25%	25%	25%	25%	25%	**24%**
Domestic public bond investment trusts							
Market	13.9	16.0	15.8	15.7	15.6	16.0	**15.8**
Nomura Asset Management share (%)	44%	44%	43%	43%	44%	44%	**44%**
ETF							
Market	63.3	89.6	72.8	73.1	74.9	89.6	**89.6**
Nomura Asset Management share (%)	44%	43%	44%	43%	43%	43%	**44%**

1. Based on assets under management (net). 2. Source: Investment Trusts Association, Japan.

28

Wholesale related data

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2022/23	FY2023/24	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q	QoQ	YoY
Net revenue	772.4	866.1	190.9	204.1	217.0	254.2	**244.8**	**-3.7%**	**28.3%**
Non-interest expenses	743.0	812.2	188.7	195.8	194.0	233.6	**223.7**	**-4.2%**	**18.5%**
Income (loss) before income taxes	29.4	53.9	2.1	8.3	23.0	20.6	**21.1**	**2.6%**	**10.1x**

Breakdown of Wholesale revenue

(billions of yen)

	FY2022/23	FY2023/24	FY2023/24 1Q	2Q	3Q	4Q	FY2024/25 1Q	QoQ	YoY
Fixed Income	402.4	420.3	97.4	96.9	103.5	122.6	**125.6**	**2.5%**	**29.0%**
Equities	253.9	286.8	63.0	73.8	68.2	81.9	**82.0**	**0.2%**	**30.2%**
Global Markets	656.3	707.1	160.4	170.7	171.6	204.4	**207.7**	**1.6%**	**29.5%**
Investment Banking	116.1	159.0	30.5	33.4	45.4	49.8	**37.2**	**-25.3%**	**22.0%**
Net revenue	772.4	866.1	190.9	204.1	217.0	254.2	**244.8**	**-3.7%**	**28.3%**

29

Number of employees Japan Europe FY2022/23 Mar FY2023/24 MarFY2023/24 Jun Sep Dec MarFY2024/25 Jun 15,131 14,870 15,382 15,158 14,996 14,870 15,215 2,937 3,053 2,971 2,993 3,015 3,053 3,057 Americas 2,387 2,440 2,426 2,486 2,458 2,440 2,450 Asia and Oceania1 6,320 6,487 6,465 6,492 6,449 6,487 6,622 Total 26,775 26,850 27,244 27,129 26,918 26,850 27,344 1.Includes Powai office in India.30

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